September 12, 2006

Mail Stop 4561

Thomas Masilla
President, Principal Executive Officer and Chief Operating Officer
Sizeler Property Investors, Inc.
2542 Williams Boulevard
Kenner, LA 70062

RE: Sizeler Property Investors, Inc.
                File No. 1-09349
                Preliminary Proxy Statement on Form 14A
                Filed on August 31, 2006

Dear Mr. Masilla:

This is to advise you that we are limiting our review of the above proxy statement to the following matters.

1. We note from your disclosure on page 67 that Revenue Properties Company Limited owns 9.89% of your outstanding stock. In addition, we note that it appears Mr. Mark Tanz, who owns 7.05% of your stock, has been an affiliate of Revenue Properties Company Limited, based upon his seat on the board of directors and ownership of stock in that entity. Please tell us what consideration you have given to the possibility that Mr. Tanz and Revenue Properties Company limited are affiliates of Sizeler Property Investors, Inc. engaged in a going private transaction in respect of this merger agreement. Please see Rule 13e-3(a)(1). It further appears the proposed transaction may produce one or more of the effects contemplated by Rule 13e-3(a)(3). For help in making this determination, please review the Section titled "Schedule 13E-3 Filing Obligations of Issuers or Affiliates Engaged in Going Private Transactions" in Section II.D.3 of our "Current Issues and Rulemaking Projects" outline (November, 2000) available on our website at www.sec.gov."

2. Please revise your Summary Term Sheet section and the section describing Proposal No. 1: The Merger, to disclose that the $15.10 per share merger consideration is a discount to the closing trading price for your stock of $15.41 on August 7, 2006, the day before you announced the merger. In addition, please address how the board determined to vote in favor of the merger despite the discount to market offered by the proposed acquirer.

Summary Term Sheet, page 1

Our Reasons for the Merger, page 3

3.   We note your disclosure in the fourth bullet point on page 5 that one factor considered by your board in voting in favor of the proposed merger was "our stockholder reaction;" however, your disclosure fails to address what aspect of your stockholder reaction legislated in favor of approval of the merger. In this regard, we note various recent published articles and public statements made by significant shareholders that paint a negative stockholder reaction to the merger announcement. Please revise here and on page 27 to address what aspect of the stockholder reaction was considered in making a recommendation in favor of the merger. In addition, please address how the board determined to vote in favor of the merger despite this negative reaction.

4.   We note that Compson Holdings Corporation has publicly announced that it will offer $16.10 per share to investors of Sizeler. Please update the PREM14A to discuss the board's reaction to this offer.

*   *   *

We will not conduct any further review of the proxy statement. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, prior to filing your amended definitive proxy statement, please furnish a letter, acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Amanda McManus, attorney-advisor, at (202) 551-3412 or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel